Exhibit 99.1

Orange S.A.
Six-month period ended 30 June 2002

Report of the Statutory Auditors on the Consolidated Interim Financial Statements
(Free translation of the French original)

In our capacity as statutory auditors of Orange S.A. and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

-	a review of the accompanying summary of operations and income statement as they appear in the interim consolidated financial statements of Orange S.A.,presented in euros, for the six-month period ended 30 June 2002 and prepared in accordance with the French accounting principles;
-	a verification of the information provided in the Company's half-yearly report.

These consolidated interim financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information which we considered necessary from Company management and other appropriate sources.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements, prepared in accordance with French accounting principles, do not present fairly, in all material respects, the financial position of the Group and its operations for the period then ended.

However, we draw your attention to the note 8 to the consolidated interim financial statements describing the basis for measuring the value in use of the long-term investment in Wind as of 30 June 2002. The value in use retained, based on recent projections which are subject to further review as part of Wind’s annual business plan process, will be re-assessed as of 31 December 2002.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements on which we have performed our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.